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BY EDGAR AND FACSIMILE

Mr. Matthew Spitzer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Phone Number: (202) 551-3227

September 23, 2009

Gol Linhas Aéreas Inteligentes S.A.

Registration Statement on Form F-3

Commission File No. 333-161528

Dear Mr. Spitzer:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the Staff’s comment letter dated September 14, 2009 concerning the above-referenced filing on Form F-3 (the “F-3”). Following up on our response letter to the Staff dated September 15, 2009, and as discussed in our conversations on September 18 and 21, 2009, we advise you on behalf of the Company that the Company has revised the disclosure in the F-3 to state in the first paragraph of the “Underwriting” section in the prospectus contained in the F-3 that “The selling shareholder is deemed to be an underwriter in this offering for purposes of the Securities Act”. The Company has filed an amendment to the F-3 as of this date reflecting this new disclosure.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2202 or Mr. Leonardo Porciúncula Gomes Pereira of the Company at (011-55-11) 5098-7875.

Very truly yours,

/s/ Andrew B. Jánszky
Andrew B. Jánszky

cc: Leonardo Porciúncula Gomes Pereira – Gol Linhas Aéreas Inteligentes S.A.

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